

Financial Statements
For the period from February 10, 2017 (Inception)
to April 30, 2017

Prepared by
Stella Wang, CPA & Associates
7950 Dublin Blvd. Suite 306
Dublin, CA 94568

Oodles Corporation
Balance Sheet
As of April 30, 2017

CURRENT ASSETS:		
Cash	$	(976)
Total Current Assets		(976)
PROPERTY AND EQUIPMENT:		
Machinery and Equipment		5,071
Less: Accumulated Depreciation		(507)
Net Property and Equipment	$	4,564
OTHER ASSETS		
Patent, Net		16,820
TOTAL ASSETS	$	20,408
CURRENT LIABILITIES:		
Shareholders' Loans		13,000
Total Current Liabilities	$	13,000
TOTAL LIABILITIES		13,000
SHAREHOLDERS' EQUITY		
Common Stock, $0.0001 par value; 11,000,000 shares authorized		
9,000,000 shares issued and outstanding		900
Additional Paid-in Capital in Excess of Par		16,300
Retained Earnings		(9,792)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,408

Oodles Corporation
Statements of Income
For the period from February 10, 2017 (Inception) to April 30, 2017

SALES	$	-
COST OF SALES		-
GROSS PROFIT	$	-
OPERATING EXPENSES:		
Marketing & Promotion		6,574
General Selling & Admin.		1,371
Telecommunication		1,089
Depreciation and Amortization		758
Total Operating Expenses	$	9,792
OPERATING INCOME (LOSS)		(9,792)
INTEREST EXPENSE		-
NET INCOME BEFORE TAXES		(9,792)
INCOME TAXES		-
NET INCOME (LOSS)	$	(9,792)

Oodles Corporation
Statements of Shareholders' Equity
For the Period from February 10, 2017 (Inception) to April 30, 2017

SHAREHOLDERS' EQUITY - BEGINNING	$	-
Shareholders Contributions		17,200
Net Income(Loss)		(9,792)
Distributions to Shareholders		-
MEMBER'S EQUITY - ENDING	$	7,408

Oodles Corporation
Statement of Cash Flows
For the Period from February 10, 2017 (Inception) to April 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	(9,792)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation and Amortization	$	758
Total Adjustments		758
Net Cash Flows From Operating Activities	$	(9,034)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Property and Equipment		(5,071)
Purchase of Other Depreciable/Amortizable Assets		(17,071)
Net Cash Flows From Investing Activities	$	(22,142)

CASH FLOWS FROM FINANCING ACTIVITIES:

Issurance of common stock		17,200
Shareholders' Loans		13,000
Net Cash Flows From Financing Activities	$	30,200

NET INCREASE (DECREASE) IN CASH		(976)
CASH - BEGINNING		-
CASH - ENDING	$	(976)

The notes are an integral part of the financial statements

Note 1: The Company and Summary of Significant Accounting Policies

Business Summary

Oodles Corporation is a California early-stage startup. The company completed its beta testing late last year prior to the incorporation of the startup and launched its new app on April 12, 2017, which currently works with iOS users. The app for Android users will be released this Fall.

The Company promotes offers from food, drink, entertainment and event vendors to students via its mobile app and incentivizes students to go together and redeem such offers via our patent pending process. Its unique business process provides its retail partners a competitive advantage and creates a win-win scenario for them and its student users.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is commonly considered to consist of currency and demand deposits. The FASB ASC glossary defines cash equivalents as short-term, highly liquid investments that are both readily convertible into known amounts of cash and so near their maturity that they present an insignificant risk of changes in value because of changes in interest rates. The Company held no cash equivalent as of the balance sheet date.

Property and Equipment

Property, plant, and equipment (PP&E) is stated at cost and depreciated using the double declining balance method over the estimated useful lives, which is five to seven years. Purchases of properties greater than $1,000 and with a useful life in excess of one (1) year are capitalized. Maintenance and repair costs are expensed as incurred.

Depreciation expense as of the balance sheet date was $507. Depreciation expenses for the year 2017 will be $1,014.

Patent

Patent is a type of intangible assets that has a finite life and therefore is subject to amortization. The Company's self-created patent is amortized on a straight-line basis over the shorter of its estimated useful life or its legal life. The management estimates useful life of its patent to be 17 years. The legal life of the patent is also 17 years. The company periodically evaluates the remaining useful life of its patent to determine whether circumstances warrant revision to the remaining periods of amortization.

Amortization expense as of the balance sheet date is $251. The amortization expense for 2017 will be *$921.*

Income Tax

The Company filed an election under section 1362(a) to be an S Corporation, which is not a taxpaying entity for federal tax purposes. The company is exempt from California franchise tax for its first corporate year, so the financial statements do not reflect a provision for income taxes.

Shareholders' Loans

Shareholders' loans are multiple advances made by two founder-shareholders to provide the business with working capital, and no terms or rates are specified for those loans. The Company will repay those advances when it can afford.

Note 2: Subsequent Events

Unvested Stock Options

In April 2017 the Board of Directors of Oodles Corporation granted 690,000 shares to three technology consultants to the Company as compensation for their services. Those shares will become vested over three years, with one-third vesting annually on each anniversary from the date of grant. The shares will be fully vested at the par value at the end of the three-year vesting period.

Shareholders Loans

In May 2017 two founder-shareholders made another loan to the Company for $6,000. The nature of the loan is open-end loan treated as shareholders' advances.